Exhibit 99.1

Galaxy Payroll Partners with CURRENC to Integrate AI and Stablecoin Technology in HR Solutions

HONG KONG, June 25, 2025 — Galaxy Payroll Group Limited (NASDAQ: GLXG, “Galaxy Group”), a leading global payroll provider, announced today the signing of a Memorandum of Understanding (MOU) to jointly develop innovative AI-powered HR solutions. The partnership will combine Galaxy’s payroll expertise with CURRENC’s artificial intelligence technology to create advanced tools for modern workforce management.

The cooperation, as outlined in the MOU, will focus on the development of two key modules that leverage the combined strengths of both parties. The “AI HR & Payroll Manager” will integrate Galaxy’s extensive payroll expertise with CURRENC’s advanced AI capabilities to streamline and enhance HR and payroll operations. This module will also introduce cryptocurrencies, particularly stablecoins, as a payment option for payroll processing, aligning with the growing trend of digital payments and offering clients a more efficient and secure payment alternative.

The “AI Recruitment Manager” will utilize data-driven automation technology to optimize the recruitment process, providing intelligent candidate screening and automated interview scheduling. This system aims to help enterprises accurately match talents with job requirements, significantly improving the efficiency and effectiveness of their recruitment processes. Together, these modules will not only enhance operational efficiency but also provide clients with innovative solutions that address modern workforce challenges.

Speaking of the strategic significance of this cooperation, Wai Hong Lao, Chairman and Chief Executive Officer of Galaxy Payroll Group, said, “Integrating stablecoins into our AI-driven HR product suite represents a dual innovation. It not only keeps pace with the current trend of digital payments but also enhances operational efficiency for our multinational clients, helping them achieve HR management upgrade in the digital era.”

Alex Kong, Founder and Executive Chairman of CURRENC, stating, “By combining Galaxy’s professional payroll service advantages with our accumulated AI technology in the financial field, we are confident in creating next-generation HR tools that can meet the challenges of today’s labor market and provide enterprises with more competitive solutions.”

About CURRENC Group Inc.

CURRENC Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies, cryptocurrency exchanges and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a leading payroll outsourcing service provider based in Hong Kong. The company specializes in delivering HR and payroll solutions to multinational companies across various industries. With a focus on innovation and client satisfaction, GLXG operates in Hong Kong, Taiwan, Macau, and the PRC, offering payroll outsourcing, employment services, and consultancy to businesses of all sizes.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

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